UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for June 28, 2012

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.



Enclosures: Sasol Chief Financial Officer Update for the nine months ended 31 March 2012

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")


28 June 2012

SASOL CHIEF FINANCIAL OFFICER UPDATE FOR THE NINE MONTHS ENDED
31 MARCH 2012

Highlights for the period

Sasol Synfuels delivers a strong third quarter performance and is on track to achieve production guidance of approximately 7,1mt for the full financial year.

*	ORYX GTL achieves a new production record.

*	Sasol Mining meets the Mining Charter BEE ownership
requirements, ahead of the 2014 deadline.

Dear Sasol stakeholder,

In the first nine months of the 2012 financial year, oil prices rose while chemical prices remained largely flat amid continuing global economic uncertainty. In our third quarter, the group benefited from improvements in the operational performance of its main businesses, as well as a weaker rand/dollar exchange rate. Sasol Synfuels recovered well from the plant incidents that took place during the first half of the financial year to deliver much improved third quarter production volumes. Our Canadian shale gas assets achieved improved daily production rates while ORYX GTL and Arya Sasol Polymer Company exceeded the previous year's performance. Chemical businesses were under pressure due to high feedstock prices as well as softer demand and product prices.

We are progressing in the development of our upstream assets. We inaugurated our new Thubelisha mine shaft, a first milestone in our mining replacement project. Our gas engine power plants are progressing well with the South African project remaining on track to ramp up our additional self generated electricity to 60% of our requirements by the 2013 calendar year.





The high level specifications for Clean Fuels 2 were gazetted in South Africa in June 2012. We continue to engage with the government on cost-recovery mechanisms and detailed specifications.

We remain confident that, based on the production guidance and macro-economic indicators, we will deliver solid operational results and increased earnings for the 2012 financial year compared to the attributable earnings of R19,8 billion in the 2011 financial year.
Overall macro-economics support group profitability

The global economic recovery remained unbalanced and fragile in the nine months to 31 March 2012. US economic growth proceeded at a modest pace, with unemployment generally trending lower. The eurozone continued to struggle; with GDP contracting in the final quarter of the 2011 calendar year
(CY) and remaining essentially flat in the first quarter of CY2012. The euro area's unemployment rate hit a record high of 11%, but in some countries, like Spain, Greece, Ireland and Portugal, the picture was worse than the aggregate number suggests. In South Africa, economic growth remained sluggish and mainly consumer-led, with the performance of the manufacturing sectors still well below their pre-crisis highs.

During the nine months ended 31 March 2012, the high oil price combined with a weakening of the rand/US dollar exchange rate resulted in a 31% rise in average domestic fuel prices. International chemical prices were flat, due to lower demand in downstream markets because of weaker consumer confidence in Europe and a slowdown in the Chinese economy. Chemical product margins continued to be under pressure as feedstock prices increased in line with higher oil prices.

Our European chemicals businesses experienced lower demand and softer product prices during this period in light of weakening
European macroeconomic conditions. We remain focused on working capital management, cost containment, planning and optimisation, and margin optimisation activities.
Improved operational performance

Sasol Synfuels' year-to-date production at the end of March 2012 was 5,26 million tons. This represents a 1,89 million ton increase from year-to-date production levels at the end of December 2011. This demonstrates the recovery of the operations since the phased maintenance outage, industrial action and production incidents which negatively impacted production in the first half of the 2012 financial year.

The strong production performance, as well as favourable prices, boosted operating margins.

We recently reached two significant Secunda Growth Programme milestones. Two of four new gasifiers and the 17th reformer were commissioned during the fourth quarter of the financial year and are running well. The additional equipment we are adding to the site will provide us with additional fuel and chemical feedstock, spare capacity for greater flexibility as well as additional efficiencies when the growth programme is completed.

In Qatar, our ORYX GTL joint venture plant performed well, achieving 3,6 million barrels (mmbbl) (Sasol's 49% share) cumulative production over the nine month period at a utilisation rate in excess of 80%. This was achieved despite a planned maintenance outage earlier this calendar year. Our ORYX GTL operations continue to achieve new production records. In April and May 2012, the monthly average production surpassed 34 000 bbl/d (5% above design capacity).

Sasol Olefins & Surfactants' production in the nine months to 31 March 2012 was slightly lower, as sales volumes were deliberately reduced to meet softer demand. We have seen some improvement in the market recently and remain confident that we can maintain operating margins around the upper single digit levels for the year on the back of our continued focus on product portfolio optimisation, some pass-through of price increases and strict cost management. Our Lake Charles operations continued to benefit from low US ethane prices. The business also benefitted from a profit arising on the disposal of its Witten-based production facilities and the associated oleochemicals business to Cremer Oleo GmbH & Co amounting to R282 million.

Arya Sasol Polymer Company continued to perform well. Production volumes for the period were negatively influenced by the downtime required to debottleneck the demethaniser column in the cracker section of the plant. The work was completed successfully and the cracker has since concluded its full-rate trials and the plants are running steadily at higher rates. Sasol's 50% share of the year-to-date total production output from the plants was 302 kt achieving an average utilisation rate of approximately 84%.

Our South African-based polymers business continued to experience margin pressure in line with the global polymer industry. This was due to high feedstock costs, low market demand as a result of slowing emerging market growth, the European debt crisis, and increased competition from new producers. The business did, however, benefit from the weaker rand. Operations stability and operational efficiency are key focus areas for this business and we have made significant progress with the projects identified to improve production performance.

The Ethylene Purification Unit (EPU5) project will increase ethylene available for our polyethylene plants and is expected to come on line in CY 2013.

Sasol Solvents' business performance for the nine months to 31 March 2012 was disappointing, due to high feedstock costs and lower product prices resulting from weaker demand. Production volumes were also depressed by constrained feedstock availability on the back of the Sasol Synfuels' incidents in the first half of FY2012, planned shutdowns as well as market constraints. The weaker rand did, however, ease pressure on margins. Given the current weak market conditions, we embarked on various business improvement and optimisation initiatives to improve the performance of our plants and marketing activities.

In our Sasol Petroleum International (SPI) business, the Inhassoro I-9z well drilled in 2010 resulted in the first light oil discovery in Mozambique. In March 2012 we launched an extended well test (EWT) to test production rate and fluid composition, which will assist in determining the economic viability of developing the Inhassoro field. If successful, the Inhassoro field development will improve the viability of a potential liquefied petroleum gas (LPG) project in Mozambique.

Upstream feasibility studies on the 2008 and 2009 Njika-1 and Njika-2 gas discoveries in Block 16 and 19 offshore Mozambique were recently completed. These studies included in-house technical work and an independent assessment by a third party consultant. Results suggest that an economic development of the Njika gas discoveries is highly unlikely and US$56,8 million of capitalised costs will therefore be written off in FY12.

In Gabon, oil production remained steady at around
20 000 bbl/d in the asset in which we hold a 27,75% working interest. The Etame Expansion Project, to evaluate the feasibility of increasing oil recovery in the permit, progressed well. We expect the drilling campaign to commence in October 2012, which will include the drilling of two development wells.

In Australia, Sasol Petroleum International (SPI) entered a farm-in agreement in February 2012 for 35% equity in Woodside's operated WA-433-P license, offshore in the Carnarvon Basin. The operator drilled the Vucko-1 exploration well in April 2012 but no hydrocarbons were found. The well was found to be dry and will have a negative impact of approximately US$ 35 million.

Our Canadian shale gas assets (Farrell Creek and Cypress A) are under pressure because of low gas market prices, higher-than-expected drilling and completion costs and high depreciation. This resulted in a substantial loss position in the year to date.




The gas production rate for the quarter to the end of March averaged 104,7 million standard cubic feet per day (mmscf/d) (100% gross). The year-to-date output for the assets on 31 March 2012 was 11,1 billion standard cubic feet (bscf) (100% gross).

The Talisman Sasol Montney Partnership agreed to reduce the number of active rigs to four for the first half CY2012 and to three rigs from August 2012, in response to the depressed gas market prices. The reduction in the number of rigs will not impede the de-risking of the assets that is currently underway. The partnership will still achieve its land-retention objectives. Sasol remains fully aligned with Talisman on its asset development strategy. We remain committed to economically viable appraisal and production activities and prudent capital spending at both our sites. This is managed in a way that does not jeopardise our gas-to-liquids (GTL) ambitions with respect to GTL gas cover requirements.
Financial performance
Weaker rand increases inflationary cost pressures

The weaker rand/US dollar exchange rate (R7,67/US$ at 31 March
2012) negatively impacted cash fixed costs by 3% for the nine months ended 31 March 2012. Cash fixed costs, excluding once-off and growth costs, increased by 4% in real terms. We expect to derive sustainable cost savings through our energy self-sufficiency project, improved production reliability as well in the medium term from the standardisation and consolidation of our group SAP systems.
Strong cash generation funds growth and returns

Healthy cash generation for the nine months ended 31 March 2012 reduced group debt after funding significant capital expenditure, allowing the group to maintain a strong balance sheet. Our strong balance sheet supports the funding of our capital growth programme, potential acquisition opportunities as well as our progressive dividend policy whilst providing a buffer against volatility and retaining flexibility in uncertain credit markets where the cost of funding has increased. We continue to focus on strengthening working capital management and monitoring credit exposure and counterparty risks.
Projects update
Good progress made with our mining replacement project

As part of the R14 billion mining replacement project to replace 60% of our Sasol Mining operating capacity in Secunda in the next eight years, we inaugurated the R3,5 billion Thubelisha Shaft at the Twistdraai Colliery in Mpumalanga, South Africa in May 2012.


The shaft comprises an operation delivering more than 8 million tons per annum (mtpa) of coal over a period of 25 years from a maximum of 12 coal-production sections. It is the first milestone in this large-scale project to replace ageing operations. The shaft will extend the life of the Twistdraai Colliery beyond 2039 and will supply coal to Sasol Synfuels, as well as to the export markets.
Sasol's Gas Engine Power Plant (GEPP) project in progress

The construction of the Sasolburg project to produce
140 megawatts (MW) of power using natural gas is progressing well. The first gas engines arrived in Sasolburg in May 2012. The R1,8 billion project will replace coal-fired power generation and enable Sasol to reduce its carbon dioxide (CO2) emissions from Sasolburg by a further one million tons a year. Construction started in July 2011 and commissioning is expected in the fourth quarter of CY 2012. Sasol concluded an agreement with Finnish company Wartsila South Africa to operate and maintain the plant for three years. As a result of this and other projects, Sasol is on track to produce approximately 60% of its electricity requirements by CY 2013. Growing our heartland in Mozambique

We recently completed the US$220 million gas project to expand the capacity of the Central Processing Facility (CPF) in Mozambique. This increases the CPF's capacity to 183 million gigajoules per annum (MGJ/a) from 120 MGJ/a. The additional
63 MGJ/a from the expansion is split as follows:
a)	27 MGJ/a for the Mozambican electricity market;
b)	27 MGJ/a for the South African market, through a gas
sales contract with Sasol Gas; and
c)	9 MGJ/a as royalty gas allocated to the Mozambican
government.

Through Sasol New Energy, Sasol is also looking at developing additional gas-fired electricity generation in Mozambique, in partnership with the country's state-owned power utility Electricidade de Mozambique (EDM) at Ressano Garcia. A final investment and funding decision is expected in the second half of CY 2012. The Mozambican Gas Engine Power Plant Project (49% Sasol shareholding) for a 140 MW electricity generation power plant is expected to start operating in CY 2014.
Canada GTL

Sasol and Talisman are currently reviewing the results of the feasibility study of constructing a 48 000 bpd GTL plant in Western Canada. For their own internal reasons, Talisman has decided that they will not be exercising their right to participate in the Front End Engineering and Design (FEED) phase of such a GTL plant. The commercialisation of GTL technology remains a core strategic driver of Sasol.


Sasol will finalise its assessment of the feasibility study and will take a decision on whether or not to proceed to the FEED phase of the project in the second half of 2012.
US Lake Charles GTL

The US Lake Charles GTL feasibility study is progressing well and a decision to proceed to the FEED phase will be made in the second of 2012.
US Lake Charles Ethane Cracker

The US Lake Charles Ethane Cracker feasibility study is progressing well and a decision to proceed to the FEED phase will be made in the 2013 calendar year.
Update on strategic issues
Sasol Mining meets the Mining Charter BEE ownership requirements

On 11 May 2012, the Department of Mineral Resources (DMR) credited Sasol Mining with 26% black economic empowerment
(BEE) ownership stemming from the participation of black Sasol Mining employees in the Sasol Inzalo share transaction. As the Ixia Coal transaction contributes further to Sasol Mining's BEE ownership, the combined BEE ownership in Sasol Mining is in excess of 40%, and exceeds the Mining Charter requirement of 26% by 2014.

Clean Fuels 2 update

The Clean Fuels 2 (CF2) specification regulations (R 431 Correction notice) were gazetted on 1 June 2012. We continue to engage with the South African Government (National Treasury and the Department of Energy) on cost-recovery mechanisms and specifications to be prepared and published by the South African Bureau of Standards.

Polymers competition enquiry

The South African Competition Commission (the Commission) alleges that Sasol Chemical Industries Limited charged excessive prices for propylene and polypropylene in the South African market from 2004 to 2007. We are disputing the Commission's allegations. In 2010, the matter was referred by the Commission to the Competition Tribunal. The trial was originally set down to be heard before the Competition Tribunal from 16 July 2012 to 10 August 2012. However, as a result of an application brought by the Commission to postpone the hearing, the trial is now set down for mid-May to June 2013.

Reviewing our activities in Iran

In November 2011, we announced that we had entered into preliminary talks for a possible divestiture of our share in Arya Sasol Polymer Company. The plant produces integrated ethylene and polyethylene products for export.

The products are not used in the development of petroleum or natural gas resources or nuclear power in Iran. We continue to engage with a number of interested parties who include business and government stakeholders. Further announcements will be made once sufficient progress has been made.

In view of recent developments regarding trade restrictions and possible oil sanctions, we recently terminated our purchases of Iranian crude oil. Our procurement of Iranian crude oil stood at 12 000 bbl/d, representing about 20% of our crude requirement for processing at our Natref joint venture refinery.

Guidance for the full year

We expect the global and South African economy to maintain a modest recovery into the new financial year. However, the outcome of a number of risks, including events related to the European debt-crisis, is clouding the outlook. The United States also faces challenges to resolve its fiscal impasse. In South Africa, the policy conference of the ruling African National Congress runs from 26 June 2012 to 29 June 2012 and the party's elective conference is scheduled for the end of
CY 2012.
We expect an overall solid production performance for the 2012 financial year:
*	Sasol Synfuels' volumes will be approximately 7,1 Mt;
*	Volumes from our shale gas venture in Canada will grow
steadily;
*	The full-year average utilisation rate at ORYX GTL in
Qatar will be in the upper 80% range of nameplate
capacity; and
*	Full-year production at Arya Sasol Polymer Company in
Iran will be approximately 84% of nameplate capacity.

Although the weaker rand continues to exert pressure on our South African businesses we expect that our fixed costs increase will be in line with inflation (i.e. production price index, PPI). Oil prices are expected to be volatile over the near term due to weakening demand for oil in Europe, softer growth in emerging markets and the US, as well as stronger-than-expected increases in supply. Expected currency and commodity price volatility will impact the valuation of closing balances at year end.

Based on the production guidance and macro-economic indicators, we expect to deliver increased earnings for the 2012 financial year compared to the attributable earnings of R19,8 billion in the 2011 financial year.

However, the currency and commodity price volatility to which our earnings are particularly sensitive, together with any adjustments that may arise from our year-end closure process, would determine whether we issue a trading statement to the market in terms of the JSE Listings requirements.

Sasol's cash balance is expected to increase in the current financial year from the previous year, mainly due to an increase in cash generated from operating activities despite higher capital expenditure. We estimate group capital expenditure for the full financial year to be approximately R29 billion. This is in line with previous guidance.

The forecast financial information appearing in this update has not been reviewed or reported on by Sasol's external auditors. We will release Sasol's full-year results on Monday, 10 September 2012.

Best regards,
Christine Ramon
28 June 2012
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Pty) Ltd.
Notice of site visit
Secunda & Sasolburg site visit and Management Presentation
- 1 and 2 November 2012
Other events 2012

*	10 September - Full year 2012 financial results
release and Dividend declaration
*	15 October - Dividend payment (electronic and
certified register)
*	27 November - Sasol Inzalo Public Limited Annual
General Meeting
*	30 November - Sasol Limited Annual General Meeting
*	3 December - CFO Letter announcement
Investor Relations Contacts

investor.relations@sasol.com     +27 11 441 3113

Raj Naidu (Analyst Contact)
Executive: Investor Relations and Shareholder Value
Management

Zanele Salman (Technical Contact)
Tanya Landman (Financial Contact)

Forward-looking statements disclaimer:

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable.



These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek",
"will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated.
You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 7 October 2011 and in other filings with the United States Securities and Exchange Commission.
The list of factors discussed therein is not exhaustive;
when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.



































SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: June 28, 2012				By: 	/s/ V D Kahla
						Name: 	Vuyo Dominic Kahla
						Title: 	Company Secretary